Filed by Verizon Communications Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Vodafone Group Plc
Commission File No.: 333-191628
Date: January 14, 2014

Verizon Communications Inc.

140 West Street

New York, New York 10007

AN IMPORTANT REMINDER TO VOTE YOUR PROXY

January 14, 2014

Dear Fellow Shareholder:

Our records indicate that your vote for the upcoming Special Meeting of Shareholders of Verizon Communications Inc. has not yet been received. The meeting will take place at the Westin Governor Morris, Morristown, 2 Whippany Road, Morristown, New Jersey on January 28, 2014, at 10:00 a.m. local time. Please take a moment now to ensure that your shares are represented at this important meeting.

On September 2, 2013, we entered into a stock purchase agreement with Vodafone Group Plc in order to acquire Vodafone’s indirect 45% ownership stake in Verizon Wireless for aggregate consideration of approximately $130 billion, consisting primarily of cash and stock. Our Board of Directors unanimously approved the transaction. The transaction is subject to certain closing conditions, including the approval of both companies’ shareholders. In connection with the transaction, you are being asked to consider and vote on certain proposals at the special meeting, including:

PROPOSAL NO. 1. A proposal to approve the issuance of up to approximately 1.28 billion shares of our common stock to Vodafone ordinary shareholders; and

PROPOSAL NO. 2. A proposal to amend Article 4(A) of our charter to increase the number of shares of common stock we are authorized to issue by 2 billion shares.

The approval of Proposal No. 1 is a condition to the completion of the transaction. Although we currently have sufficient shares of our common stock authorized to complete this issuance to Vodafone ordinary shareholders, the transaction will require the use of a substantial portion of the remaining authorized but unissued shares of our common stock. The charter amendment in Proposal No. 2 will allow for additional authorized common stock to support our growth and provide flexibility for future corporate needs. The approval of Proposal No. 2 is not a condition to the completion of the transaction.

Our Board of Directors unanimously recommends that our shareholders vote “FOR” each of these proposals.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY BY TELEPHONE, INTERNET

OR BY SIGNING AND MAILING THE ENCLOSED PROXY CARD.

Remember – every share and every vote counts! Please vote today by following the instructions on the enclosed proxy card. If you have any questions, please call our proxy solicitors, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500; or Georgeson Inc. toll-free at (800) 890-1037 or collect at (212) 440-9800.

Thank you in advance for voting promptly.

Sincerely,

Lowell McAdam

Chairman and Chief Executive Officer

Advertisement

This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus are available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor/shareownersservices.

Forward-Looking Statements

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to obtain applicable regulatory or shareholder approvals in connection with the Vodafone transaction in a timely manner or at all; failure to satisfy other closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

Additional Information and Where to Find It

Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “prospectus”). Verizon also filed with the SEC a proxy statement with respect to the special meeting of the Verizon shareholders to be held in connection with the proposed transaction (the “proxy statement”). The registration statement on Form S-4 was declared effective by the SEC on December 10, 2013. Verizon mailed the prospectus to certain Vodafone shareholders and the proxy statement to Verizon shareholders on or about December 11, 2013. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.